RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES POSTS 54% INCREASE IN PROFIT BEFORE TAX, DECLARES DIVIDEND

LONDON, 5 FEBRUARY 2007 - LSE and Nasdaq listed gold miner Randgold Resources today reported a 54% increase to US$74 million in profit before tax for the 12 months to 31 December 2006, fuelled by the first full-year contribution from its
Loulo operation in Mali and a higher gold price.

Net profit was up 6% at US$51 million against 2005's restated figure. This was in spite of a tax charge of US$23.1 million, the company's share of its Morila joint venture's first full year of corporate taxation. Earnings per share were
70 cents. Attributable production rose for the third successive year from 314
831 ounces in 2005 to 399 927 ounces (448 242 ounces assuming 100% of Loulo production). Total cash costs for the year averaged US$296 per ounce, up from
2005's US$201, mainly due to the lower grade, but were still well below the industry average of US$350.

The company ended the year with cash of US$143 million after expenditure of
US$29 million on exploration and corporate costs, US$32 million on the completion of the Loulo plant and additions, US$18 million on the Yalea underground development and another US$19 million on repaying the first third of the Loulo project finance.

In view of the strong cash flows from operations and the company's robust balance sheet, the board decided to declare a dividend of 10 cents per share, totalling a pay-out of US$6.9 million.

Chief executive Mark Bristow said the initiation of dividend payments was a major milestone in the development of Randgold Resources as a profitable business.

Loulo finished the year with an excellent quarter, increasing production by 20%
from the previous quarter's level on the back of continued operational improvements. Despite delays caused by the late commissioning of the hard rock crushing circuit, production for the year was only marginally below target at
241 575 ounces. The higher average gold price received of US$601 per ounce was partly offset by the effect of delivering 66 922 ounces into the hedge at US$434 per ounce. Profit from mining activity for the first full year of production was
US$57.5 million and net profit was US$16.2 million.

"All in all, it's been a very satisfactory year for Loulo, thanks to outstanding performances by our capital and operational teams. The operation has settled down to a solid state and the focus now is on achieving further efficiencies and improving cost control," Bristow said. Production at Loulo is scheduled to exceed 250 000 ounces in 2007 from its two open-pit mines.

In the meantime, the development of the Yalea underground mine at Loulo is progressing rapidly. Construction of the boxcut is almost complete and decline development started with the first blast into hard rock on 22 December last year. First ore is expected to be accessed towards the end of this year, with full production scheduled for 2009. Development of Gara,

Loulo's second underground mine, is due to start at the beginning of 2009 with first ore delivered to the plant by the end of that year. The recently completed redesign of Gara has doubled its reserve. The two underground mines are expected to not only extend Loulo's life but to boost its annual production to more than
400 000 ounces by 2011.

Elsewhere in Mali, Morila produced 516 667 ounces for the year, below 2005's level as a result of lower grades, but in line with expectations. After some operational problems in the second and third quarters, a record throughput was achieved in October and the plant is currently operating at its full expanded capacity. Morila is slated to produce around the 500 000 ounce level again in
2007. Morila has no debt and no hedging.

In Cote d'Ivoire, a 30 000 metre drilling programme which will form the basis for a feasibility study on the development of a mine is underway at the company's 3 million ounce Tongon project.

On the exploration front, Randgold Resources now has 128 targets on 20 414km(2)
in six countries in West and East Africa. In addition to the work being done at
Loulo and Tongon, the company plans to drill advanced targets in Burkina Faso,
Senegal and Tanzania. It has recently also established a generative team to assess the countries in which the company does not already have a presence with a view to identifying opportunities there.

"The substantial profit and production increases of the past year reflect the continuing success of our organic growth strategy. With two established and robust operations, one underground mine in development and another waiting in the wings, a feasibility stage project at Tongon and a pipeline of quality prospects, we are strongly placed to sustain our business in 2007 and beyond,"
Bristow said.

"In the year ahead we'll be looking to extract the maximum benefit from Loulo and Morila while progressing the Yalea underground development and advancing our other projects and prospects. We'll also be keeping a close eye on costs.
Pressures produced by the weak dollar, high oil and steel prices and rising contract mining costs are currently being felt throughout the industry. As far as Randgold Resources in particular is concerned, our mines are in remote areas and have to generate their own power from diesel-fired generators, and the rise in the diesel price means that this now accounts for 25% of our total production costs. Keeping these costs under control through improved efficiencies, good housekeeping and tight management will therefore be a key focus for 2007."

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow, +44 779 775 2288, +223 675 0122 Financial
Director - Roger Williams, +44 791 709 8939, +223 675 0109 Investor & Media
Relations - Kathy du Plessis, +27 11 728 4701, Fax: +27 11 728 2547, Cell: +27
83 266 5847, Email: randgoldresources@dpapr.com

Website:  www.randgoldresources.com
          -------------------------

--------------------------------------------------------------------------------

REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2006

*  Profit before tax up 54% year on year

*  Net profit up at US$51m despite first year full tax charge of US$23m

* Loulo mine delivers robust results with an increase in gold production and starts Yalea underground development

* Mine redesign doubles Gara underground reserves

* Morila weighs in with another solid contribution for the year but down on the quarter and year on year production

* Tongon moves to bankable feasibility on the back of an aggressive drilling programme

* Exploration adds ounces in Mali and produces results out of Burkina Faso

* Board declares dividend

SUMMARISED FINANCIAL INFORMATION
                                                          Unaudited
                                   Unaudited  Unaudited     quarter
                                     quarter    quarter       ended
                                       ended      ended      31 Dec
                                      31 Dec    30 Sept        2005
US$000                                  2006       2006  Restated)+
Gold sales#                           68 857     63 178      60 553
Total cash costs*                     38 125     32 504      29 820+
Profit from mining activity*          30 732     30 674      30 733+
Profit before income tax              15 763     18 302      17 179+
Net profit                            10 790     12 746      17 009+
Net profit (as previously reported)      n/a        n/a      12 426
Net profit attributable
to equity shareholders                 9 980      12 285     14 660+
Net cash generated from operations     8 645      17 818     13 486
Cash and cash equivalents            143 356     155 320    152 452
Attributable productionss.           116 821     107 002    126 404
Group total cash costs
per ounce*ss. (US$)                      326         304        236+
Group cash operating
costs per ounce*ss. (US$)                288         265        204+

SUMMARISED FINANCIAL INFORMATION (cont'd)

                                                          Unaudited
                                             Unaudited    12 months
                                             12 months        ended
                                                 ended       31 Dec
                                                31 Dec         2005
US$000                                            2006  (Restated)+
Gold sales#                                    262 717      151 502
Total cash costs*                              132 540       65 939+
Profit from mining activity*                   130 177       85 563+
Profit before income tax                        73 973       48 026+
Net profit                                      50 876       47 856+
Net profit (as previously reported)                n/a       40 887
Net profit attributable to equity shareholders  47 564       45 507+
Net cash generated from operations              70 410       29 736
Cash and cash Equivalents                      143 356      152 452
Attributable productionss.                     448 242      328 428
Group total cash costs per ounce*ss. (US$)         296          201+
Group cash operating costs per ounce*ss. (US$)     258          169+

# Gold sales does not include the non-cash profit/(loss) on the roll forward of hedges.

* Refer to explanation of non-GAAP measures provided.

ss. Randgold Resources consolidates 100% of Loulo and 40% of Morila.

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies. n/a Not applicable.

COMMENTS
The figures for the year reflect the successful progression of the company's growth strategy. Profit before tax was up from US$48 million to US$74 million for the year. This was the first full year of corporate tax at Morila and the group incurred an income tax charge of US$23.1 million for the year (2005:
US$0.2 million). The tax charge was however offset by the increased profit from mining activity. Net profit for the year of US$50.9 million was up by 6% when compared to the prior year (restated). The main factors in the improved profit were the first full year of production at Loulo and higher gold prices. These elements were partially offset by lower grades resulting in lower production at
Morila and increased costs, as has been experienced by most of the industry this year. Gold prices averaged US$604/oz compared to US$445/oz in 2005. Attributable production (taking 80% of Loulo) was up for the third successive year at 399 927 ounces in 2006, (448 242 million ounces assuming 100% of Loulo production)
compared to 314 831 ounces in 2005 and 204 194 ounces in 2004. Earnings per share of 70 cents is in line with the 74 cents of 2005 (restated) and up on 32 cents in 2004.

Cash operating costs for the group were US$258/oz up from US$169/oz in 2005
(restated). After royalties, total cash costs for the group were US$296/oz for the year compared to US$201/oz in 2005 (restated). This compares to an average for the industry which is now over US$350/oz. Industry wide cost pressures have continued this year resulting from the weak dollar, high diesel and steel prices and contract mining costs. The company's mines are in particularly remote locations and the mines produce power from diesel fired generators. This, with the diesel required for the mining fleet, meant that diesel comprised 25% of the production costs in the year. Contract mining costs make up over 30% of production costs and have also experienced inflationary pressures as demand for mining equipment has led to a supply deficit which has pushed up costs. Despite these cost pressures, costs have been well controlled at both locations and the lower grade processed is the main factor in the increased cost per ounce. Grades have decreased from 5.9g/t in 2005 at Morila to 4.2g/t this year, and at Loulo from 4.5g/t to 3.2g/t as per the respective Life of Mine plans.

Expenditure on exploration and corporate costs continues to be an important investment with US$29 million being spent in the year compared to last year's
US$24 million. Extensive drilling programmes were undertaken in all countries in which we operate except for Ghana.

The company's cash position remains very healthy with U$143 million cash on the balance sheet and debt of US$53 million. Net funds have improved from last year despite the significant expenditure on exploration and corporate costs, US$31.7 million being spent on completion of the Loulo capital project, US$28.8 million on exploration and corporate costs and US$17.6 million being spent on underground equipment and the commencement of the decline shaft sinking at
Loulo. US$19.2 million of the US$60 million project financing was paid back during the year.

The board has declared a dividend for the 2006 year of US$6.9 million or 10 cents per share. A separate announcement is being issued simultaneously with these results.

The results for the fourth quarter of 2006 were impacted by a number of items:

Loulo finished the year with an excellent quarter increasing production by 20%
compared to the previous quarter, mainly due to operational improvements. This was partially offset by lower production due to lower grades from Morila.

Total cash costs were impacted by a provision of US$1.3 million against slow moving Loulo and Morila debtors relating to reimbursable indirect taxes which have been discounted to reflect the expected settlement dates. These provisions increased total cash costs for the group by US$11/oz for the quarter.

Cash costs were reduced at Loulo from US$350/oz during the previous quarter to
US$326/oz during the final quarter due to the productivity improvements and the higher grade which was 3.7g/t up from 3.2g/t.

At Morila, cash costs were up from US$251/oz to US$327/oz due to lower grades and the year end provisions for slow-moving debts which have been discounted that amounted to US$23/oz.

OPERATIONS
Loulo
Despite the delays caused by the late commissioning of the hard rock crushing circuit throughput was maintained at levels above the design specification. This resulted in production of 241 575 ounces for the year, only marginally below expectations, mainly as a result of not being in a position to feed as much of the originally planned higher grade harder ore stream.

The higher average spot gold price received of US$601 offset by the effect of delivering 66 922 ounces into the hedge at an average US$434 per ounce resulted in revenue of US$136.8 million for the year. Cash operating costs of US$294/oz for the year are up from the previous year which reflected only two months of oxide operations. This resulted in profit from mining of US$57.5 million for the first full year of operation at Loulo and a net profit of US$16.2 million after deducting depreciation, financing costs and exploration.

The Loulo operation has settled down to a steady state during the year and the focus in 2007 will be on the optimisation of the process and improving cost control given the cost pressures impacting the industry particularly with respect to grinding media, reagents and power generation consumables.

The mining contractor moved a total of 18.4 million tonnes at a strip ratio of
6.2:1 waste to ore during the year after problems with loading equipment were attended to in the last six months of the year. As part of an exercise to curtail the effect of rising contractor costs, all rise and fall formulae will be reviewed to ensure that these only take into account inflationary amounts and not contractor inefficiencies.

Production statistics are:
Loulo results
                                    Quarter     Quarter     Quarter
                                      ended       ended       ended
                                     31 Dec     30 Sept      31 Dec
                                       2006        2006        2005
Mining
Tonnes mined (000)                    4 953       4 830       4 149
Ore tonnes mined (000)                  610         784         537
Milling
Tonnes processed (000)                  655         588         551
Head grade milled (g/t)                 3.7         3.2         4.5
Recovery (%)                           95.2        95.2        94.3
Ounces produced                      68 501      57 123      67 984
Average price received (US$/oz)         546         548         499
Cash operating costs*(US$/oz)           293         317         137
Total cash costs* (US$/oz)              326         350         165
Profit from mining activity(US$000)* 15 268      11 125      19 485
Gold sales*+                         37 592      31 110      30 688

Loulo results (cont'd)
                                              12 months   12 months
                                                  ended       ended
                                                 31 Dec      31 Dec
                                                   2006        2005
Mining
Tonnes mined (000)                               18 362      12 096
Ore tonnes mined (000)                            2 547       1 213
Milling
Tonnes processed (000)                            2 595         551
Head grade milled (g/t)                             3.2         4.5
Recovery (%)                                       93.9        94.3
Ounces produced                                 241 575      67 984
Average price received (US$/oz)                     556         499
Cash operating costs*(US$/oz)                       294         137
Total cash costs* (US$/oz)                          328         165
Profit from mining activity (US$000)*            57 534      19 485
Gold sales*+                                    136 765      30 688

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%.
The Government's share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold Resources consolidates 100% of Loulo and then shows the minority interest separately.

*    Refer to explanation of non-GAAP measures provided.

+ Includes the impact of 27 158 ounces delivered into the hedge at US$434/oz for the quarter ended 31 December 2006 and 66 922 ounces at US$434/oz for the year ended 31 December 2006.

Morila
Morila produced 516 667 ounces of gold for the year, below 2005's production as expected as a result of moving to lower grade areas of the pit. Mining production dropped in the second half of the year as a result of poor fleet availability but remedial action had been put in place by the year end. Plant monthly throughput in the second and third quarters slipped to levels below design capacity but production levels have now been restored and in the October month a record throughput of 372 463 tonnes was achieved and the plant is now operating at full expanded capacity.

Costs were reasonably well contained given prevailing increases in input costs.
Cash operating costs, before adjusting for exceptional costs relating to provisions on indirect taxes, were US$215/oz up from last year's costs of
US$178/oz (restated). Total cash costs were US$327/oz for the quarter and
US$258/oz for the year after the adjustments discussed above.

Morila results
                                                           Quarter
                                   Quarter    Quarter        ended
                                     ended      ended       31 Dec
                                    31 Dec    30 Sept         2005
                                      2006       2006  (Restated)+
Mining
Tonnes mined (000)                   4 585      4 862        6 798
Ore tonnes mined (000)                 911      1 261        2 199
Milling
Tonnes processed (000)               1 086      1 007          946
Head grade milled (g/t)                3.7        4.2          5.2
Recovery (%)                          92.5       90.8         90.8
Ounces produced                    120 801    124 698      146 049
Average price received (US$/oz)        623        622          485
Cash operating costs* (US$/oz)         282        206          282+
Total cash costs* (US$/oz)             327        251          319+
Profit from mining activity(US$000)*38 660     48 872       28 120+
Attributable (40% proportionately
consolidated)
Gold sales                          31 265     32 068       29 865
Ounces produced                     48 320     49 879       58 420
Profit from mining activity(US$000)*15 464     19 549       11 248+

Morila results (cont'd)
                                            12 months    12 months
                                                ended        ended
                                               31 Dec       31 Dec
                                                 2006         2005
Mining
Tonnes mined (000)                             21 512       24 554
Ore tonnes mined (000)                          5 242        7 041
Milling
Tonnes processed (000)                          4 138        3 763
Head grade milled (g/t)                           4.2          5.9
Recovery (%)                                     91.9         91.7
Ounces produced                               516 667      651 110
Average price received (US$/oz)                   609          449
Cash operating costs* (US$/oz)                    215          178+
Total cash costs* (US$/oz)                        258          210+
Profit from mining activity (US$000)*         181 607      165 195+
Attributable (40% proportionately consolidated)
Gold sales                                    125 952      120 814
Ounces produced                               206 667      260 444
Profit from mining activity (US$000)*          72 643       66 078+

*    Refer to explanation of non-GAAP measures provided.

+ Restated due to change in accounting policy related to deferred stripping. See note on accounting policies.

The resource base for Morila as at end 2006 is tabulated below with a comparison to figures as at end 2005. After resource depletion as a result of mining activities during the year, remaining resources are less than last year's as a result of changes to the orebody model.

An updated reserve statement will be published as part of the group's annual resource/reserve tabulation at the end of the first quarter of 2007.

Morila Resources - 31 December 2006
Measured, indicated and inferred mineral resources
                                        Tonnes    Tonnes     Grade
                                           (Mt)      (Mt)     (g/t)
                             Category     2006      2005      2006
                             Measured    20.54    20.06       3.44
                            Indicated     9.50    14.01       3.34
Sub-total      Measured and Indicated    30.04    34.07       3.41
                             Inferred     3.09     3.78       3.31

(cont'd)
                                                         Attribut-
                                                              able
                               Grade      Gold      Gold      gold
                                (g/t)    (Mozs)    (Mozs)    (Mozs)
                   Category     2005      2006      2005      (40%)

                   Measured     2.73      1.50      1.76
                  Indicated     3.00      1.02      1.35
Sub-total      Measured and
                  Indicated     2.84      2.52      3.11      1.01
                   Inferred     3.19      0.33      0.39      0.13

PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea
Excavation and construction of the boxcut for the Yalea underground development made good progress during the quarter. The inauguration ceremony for the Yalea underground mine was held on 17 October 2006. Bedrock was exposed during
November and the first blast into solid rock initiated the twin decline development on 22 December.

Most of the underground heavy vehicle fleet equipment has been delivered to site. A maintenance agreement was reached with Manutention Africaine (the local
Caterpillar dealership) for a service contract for 2007.

Gara
During the quarter, the proposed mine was redesigned and a mining schedule was prepared for the Gara underground mine based on the increase of resources by 800
000 ounces. The latest resource totals 25 million tonnes at 4.11g/t for 3.3 million ounces.

The redesign for Gara has been based on the Yalea design with a production rate increase to 100 000 tonnes per month (previously 60 000 tonnes per month).

A twin ramp system, developed from the open pit instead of a boxcut, one towards the north and the other towards the south, will divide the underground mine in two separate mining and ventilation districts. A conveyor belt system will be used to transport ore and waste out of the mine

rather than the conventional truck transport and waste passes will be developed from inside the pit to facilitate backfill.

Based on the enlarged resource and this re-design, the total underground ore reserve for Gara now amounts to 11.12Mt at a grade of 3.87g/t for total gold of
1.38 million ounces an increase of 720 000 ounces over the previous reserve. It is currently expected that the development of the Gara underground mine will commence early in 2009 with first ore delivered to the plant at the end of 2009.

TONGON PROJECT
The team is progressing with the implementation of a 30 000 metre drilling programme at the Tongon project which will form the basis for a feasibility study on the development of the mine. A further suite of metallurgical sampling has been scheduled in order to better characterise the ore and develop the detailed flow sheet and plant design required for the bankable feasibility study.

EXPLORATION ACTIVITIES
The quarter brought to an end a very busy and fruitful year in exploration, which resulted in a continual addition of resources at Loulo, reactivation of field activities in the Cote d'Ivoire on the 3 million ounce Tongon project, a promising target in Burkina Faso and a pipeline of exploration targets across six African countries.

At Loulo, reconnaissance drilling at the Gara deposit, up to 400 metres south of the current wireframe, has confirmed gold mineralisation associated with a blind antiformal fold closure. L0CP117: 5.80 metres at 3.18g/t from 333 metres;
L0CP118: 4.76 metres at 0.64g/t from 409 metres and 6.15 metres at 1.39g/t
(including 1.20 metres at 3.70g/t) from 459 metres.

Also on the Loulo mining permit, Faraba is part of a 10 kilometre anomalous structural corridor at surface. Drilling has so far tested a 3 kilometre strike and identified two mineralised pods; a main zone of 360 metres long with an average thickness of 43 metres and an average grade of 2.6g/t to vertical depths of between 100 and 200 metres below the surface. An inferred resource of 6.8 million tonnes at a grade of 2.6g/t for 567 000 ounces has been outlined. The northern zone is 600 metres long, 12 metres wide and an average grade of 2.2g/t.
Drilling is planned in 2007 to further test the north and main zones together with an evaluation of the 10 kilometre corridor where an additional 14 dilation zones have been mapped.

During December, a 23 hole, 2 368 metre RC drilling programme was completed over a strike length of 1.3 kilometres at Baboto South, in the north of the Loulo permit. Gold mineralisation is associated with both massive and disseminated pyrite and is hosted in silica/carbonate altered sandstones between hangingwall and footwall shears. The results delineated mineralisation over the strike length, with an average width of 15 metres and grade of 1.8g/t to vertical depths of 95 metres.

The Baboto structure is part of a large plus 5 kilometre mineralised structure which hosts the known targets of Baboto South, Central and North. The targets are open in all directions and combined air and core drilling methods will be employed during 2007 to test the strike extensions as well as the potential for plunging high-grade shoots.

To increase the company's knowledge and understanding of the Loulo mineralised district a three year PhD research thesis is being undertaken in conjunction with Kingston University, London, England.

At Morila the regional drilling completed 89 holes for 44 045 metres. The results, although failing to identify an additional deposit, have so far intersected the low-grade (plus 0.1g/t) footprint to the deposit. This data will be used as a vector for follow-up holes to target for higher-grade mineralisation.

Drilling at the Samacline target, approximately 500 metres to the west of the pit and some 400 metres below surface, has also continued during the year. On completion of the current drilling programme a scoping study designed to test amenability of the deposit to a small underground mining operation will be completed.

A six month post doctoral research project has been set up through the Geology
Department of the Australian National University and the Research School of
Earth Sciences. The aim of this study is to understand the relationship of gold mineralisation to high-grade metamorphism and partial melting of the surrounding sediments. Preliminary results indicate an ore genesis related to the contact thermal aureole of an igneous intrusive.

In Mali South, a 40 by 40 kilometre ground gravity survey has been completed, centred over the Morila deposit. The results return an arcuate anomaly immediately south of the deposit and both to the northeast and northwest of the grid. Modelling is attempting to estimate the depth and type of geological body responsible for these results.

In Senegal, a 10 000 metre RAB drilling programme has commenced to evaluate 12 targets. This will help in prioritising additional targets to Delya, Bambaraya and Sofia for diamond drilling later in the year.

In Ghana, good progress has been made with the completion of first pass regional exploration programmes over Randgold Resources' portfolio of four permits; three of these permits are in the process of being relinquished following unprospective results while the remaining one, Bole in the north of the country, has returned a 14 kilometre long anomalous, in gold, corridor associated with a major regional shear at the contact between granite and greenstone.

Burkina Faso is showing promise following further drilling at Kiaka which has identified a 3 kilometre long mineralised system, within which locates a 1.2 kilometre continuous zone of gold mineralisation, 800 metres of which is 100 to
200 metres wide, grading at 0.8g/t to 1.6g/t and has been drill tested to vertical depths of 200 metres; it is open in all directions. The best intercept returned to date is from KDH05: 73 metres at 2.14g/t (from 41 metres) including
11 metres at 3.40g/t (from 44 metres) and 14 metres at 3.00g/t (from 58 metres).
Infill and step out drilling are planned to commence in February. Elsewhere on our 2 000km(2) permit portfolio, regional programmes are identifying targets for follow-up work in the coming year.

In the Cote d'Ivoire, with the political situation remaining calm preparations are nearly complete to commence the ~30 000 metres feasibility drilling in
February.

In Tanzania, generative work is the driver to build a new portfolio of projects;
the team is relooking at the Southern Lake Victoria Goldfield, the Proterozoic
mobile belts and new greenstone belts within the Craton.

To help stimulate the 'next discovery', a dedicated 'African hunting team' has been established and commenced a review of the potentially prospective and newly emerging countries on the African continent.

In summary, the company has a quality portfolio of exploration projects in both
West and East Africa. It is in a good position to continue its business strategy of organic growth through exploration and its primary objective of discovery and development of world class gold mining projects with the potential for significant returns. This strategy is attested to by Randgold Resources'
discovery and development track record, which includes the Morila and Yalea deposits, both operating mines in Mali and the plus three million ounce Tongon project, which is commencing final feasibility stage in the Cote d'Ivoire.

CONSOLIDATED INCOME STATEMENT
                                                        Unaudited
                                 Unaudited  Unaudited     Quarter
                                   Quarter    Quarter       ended
                                     ended      ended      31 Dec
                                    31 Dec    30 Sept        2005
US$000                                2006       2006 (Restated)+
REVENUES
Gold sales on spot                  73 777     67 205      60 553
Loss on matured hedges              (4 920)    (4 027)          -
Non-cash profit/(loss)
on roll forward of hedges              287        577           -
Total                               69 144     63 755      60 553
OTHER INCOME
Interest income                      1 692      1 889       1 067
Other income                            64        550         194
Total other income                   1 756      2 439       1 261
Total income                        70 900     66 194      61 814
COSTS AND EXPENSES
Mine production costs               29 067     29 673      26 822
Movement in production inventory
and ore stockpiles                    (852)    (3 528)     (3 882)+
Depreciation and amortisation        6 532      6 386       4 733
General and administration expenses  5 229      2 079       2 724
Mining and processing costs         39 976     34 610      30 397+
Transport and refinery costs           253        179         162
Royalties                            4 428      4 101       3 994
Exploration and corporate
expenditure                          7 412      6 768       7 283
Other losses/(gains) - net             330        323           -
Exchange losses/(gains) - net        1 311        296         391

Other expenses                           -          -       1 536
Unwind of discount on
provisions for rehabilitation          289         84        (125)
Interest expense                     1 138      1 531         997
Profit before income tax            15 763     18 302      17 179+
Income tax expense                  (4 973)    (5 556)       (170)+
Net profit                          10 790     12 746      17 009+
Attributable to:
Equity shareholders                  9 980     12 285      14 660+
Minority shareholders                  810        461       2 349
                                    10 790     12 746      17 009+
Basic earnings per share (US$)        0.15       0.18        0.22+
Fully diluted earnings per
share (US$)                           0.14       0.18        0.22+
Average shares in issue (000)       68 695     68 474      65 311

CONSOLIDATED INCOME STATEMENT (cont'd)
                                                        Unaudited
                                           Unaudited    12 months
                                           12 months        ended
                                               ended       31 Dec
                                              31 Dec         2005
US$000                                          2006  (Restated)+
REVENUES
Gold sales on spot                          274 907      151 502
Loss on matured hedges                      (12 190)           -
Non-cash profit/(loss) on roll forward
of hedges                                    (4 413)           -
Total                                       258 304      151 502
OTHER INCOME
Interest income                               7 384        2 064
Other income                                  1 168        1 303
Total other income                            8 552        3 367
Total income                                266 856      154 869
COSTS AND EXPENSES
Mine production costs                       115 217       66 612
Movement in production inventory
and ore stockpiles                          (13 373)     (18 744)+
Depreciation and amortisation                22 844       11 910
General and administration expenses          13 006        7 438
Mining and processing costs                 137 694       67 216+
Transport and refinery costs                    711          360
Royalties                                    16 979       10 273
Exploration and corporate expenditure        28 805       24 049
Other losses/(gains) - net                      653          (45)
Exchange losses/(gains) - net                   970        2 074
Other expenses                                  705          801
Unwind of discount on provisions for
rehabilitation                                  541          254
Interest expense                              5 825        1 861
Profit before income tax                     73 973       48 026+
Income tax expense                          (23 097)        (170)+
Net profit                                   50 876       47 856+
Attributable to:
Equity shareholders                          47 564       45 507+
Minority shareholders                         3 312        2 349
                                             50 876       47 856+
Basic earnings per share (US$)                 0.70         0.74+
Fully diluted earnings per share (US$)         0.69         0.71+
Average shares in issue (000)                68 392       61 702

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

CONSOLIDATED BALANCE SHEET
                                 Unaudited  Unaudited    Unaudited
                                        at         at    at 31 Dec
                                    31 Dec    30 Sept         2005
US$000                                2006       2006  (Restated)+
Assets
Non-current assets
Property, plant and equipment      241 300    237 168      202 636
Cost                               297 839    287 175      236 331
Accumulated depreciation
and amortisation                   (56 539)   (50 007)     (33 695)
Deferred stripping costs                 -          -            -+
Deferred taxation                    2 993      2 696        2 957+
Long-term ore stockpiles            41 614     29 522       22 176+
Receivables                         13 702          -            -
Total non-current assets           299 609    269 386      227 769+
Current assets
Deferred stripping costs                 -          -            -+
Inventories and stockpiles          34 200     40 473       34 210+
Receivables                         34 999     52 169       47 918
Cash and cash equivalents          143 356    155 320      152 452
Total current assets               212 555    247 962      234 580+
Total assets                       512 164    517 348      462 349+
Shareholders' equity               336 063    328 911      301 822+
Minority interest                    4 707      3 897        1 395
Total equity                       340 770    332 808      303 217+
Non-current liabilities
Long-term borrowings                25 666     36 777       49 538
Loans from minority shareholders
in subsidiaries                      2 773      2 663        2 483
Deferred taxation                      462          -            -+
Financial liabilities -
forward gold sales                  39 969     40 128       34 151
Provision for rehabilitation         8 842      9 751        9 480
Total non-current liabilities       77 712     89 319       95 652
Current liabilities
Financial liabilities - forward
gold sales                          27 525     22 982        8 939
Current portion of long-term
borrowings                          24 818     24 730       22 991
Accounts payable and accrued
liabilities                         39 461     42 575       28 813
Taxation payable                     1 878      4 934        2 737
Total current liabilities           93 682     95 221       63 480
Total equity and liabilities       512 164    517 348      462 349+

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

Property, plant and equipment increased significantly year on year, mainly due to the completion of the Loulo capital project and funds being spent on underground equipment and the decline shaft sinking at Loulo.

The increase in long-term stockpiles relates to Morila, where the current life of mine plan envisages a build up of stockpiles until mining of the pit stops in
2009. After this, the lower grade stockpiles will be processed.

Significant balances include advances to the main contractor at Loulo, MDM
Ferroman (Pty) Ltd (in liquidation) ("MDM"). MDM was the contractor responsible for construction of the Loulo mine ("MDM contract"). At the end of 2005, the company determined that MDM was unable to perform its obligations under the MDM contract, at which time the company enforced a contractual remedy which allowed it to act as its own general contractor and to complete the remaining work on the Loulo project that was required under the MDM contract. As a result of MDM's failure to perform under the MDM contract, the company believes that it is entitled to recover from MDM all amounts paid in excess of the lump sum contract. This comprises payments totalling US$32 million, which have been capitalised as part of the cost of the project, US$9 million in respect of damages arising from the delayed completion of the project, and loan agreements signed by MDM of US$12.1 million included in Receivables. As part of the company's efforts to recoup the monies owed to it, MDM was liquidated followed by a South African Companies Act Section 417 investigation into the business activities of MDM.

Significant uncertainties exist as to the recoverability of the amounts due by
MDM to the company. The directors believe that the group will be able to recover in full the US$12.1 million included in Receivables. This is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security and, if these amounts prove to be insufficient, the outcome of the liquidation of MDM. The aggregate amount which will ultimately be recovered can not presently be determined. The financial statements do not reflect any additional provision that may be required if the
US$12.1 million cannot be recovered in full.

Recovery of the other US$41 million is dependent on the extent to which the group's claim is accepted by the liquidator and the outcome of the liquidation of MDM. The ultimate outcome of this claim cannot presently be determined. The financial statements do not reflect any reduction to the cost of the Loulo development that may arise from the claim, any additional income that may arise from the claim for damages, or any charge that may arise from MDM's inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.

As in the previous year, this significant uncertainty will be the subject of an emphasis of matter in the auditors' report on the financial statements.

Receivables also includes US$20.3 million relating to reimbursable fuel duties and TVA owing by the Government of Mali to Morila and Loulo. A provision of
US$1.3 million based on an estimate of the time value of money given the slow-moving nature of these amounts has been raised this year.

Accounts payable has increased significantly in the year due to the build up of stores to a normal operating level at Loulo.

The non current receivables of US$13.7 million are those parts of the MDM and
Malian Government receivables which, whilst legally payable immediately, are anticipated to be reimbursed after more than 12 months.

CONSOLIDATED CASHFLOW STATEMENT
                                                         Unaudited
                                            Unaudited    12 months
                                            12 months        ended
                                                ended       31 Dec
                                               31 Dec         2005
US$000                                           2006  (Restated)+
Profit before income tax                       73 973       48 026+
Adjustment for non-cash items                  29 636       14 367+
Effects of changes in operating
working capital items                         (18 415)     (32 267)+
Income tax paid                               (14 784)        (390)
Net cash generated from operating activities   70 410       29 736
Additions to property, plant and equipment    (61 508)     (73 217)
Financing of contractors                          105      (11 276)
Net cash used by investing activities         (61 403)     (84 493)
Ordinary shares issued                          3 653      105 248
(Decrease)/increase in long-term loans        (21 756)      23 721
Net cash (used by)/generated from
financing activities                          (18 103)     128 969
Net (decrease)/increase in cash and
cash equivalents                               (9 096)      74 212
Cash and cash equivalents at
beginning of year                             152 452       78 240
Cash and cash equivalents at end of year      143 356      152 452

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                          Number of    Share     Share      Other
                           ordinary  capital   premium   reserves
                             Shares   US$000    US$000     US$000
Balance - 31 Dec 2004
(as previously reported) 59 226 694    2 961   102 342    (14 347)
Change in accounting
policy                            -        -         -          -
Balance - 31 Dec 2004    59 226 694    2 961   102 342    (14 347)
Net income                        -        -         -          -
Movement on cash flow
hedges -
Transfer to income
statement                         -        -         -        (45)
Fair value movement
on financial instruments          -        -         -    (27 422)
Total recognised
income/(loss)                     -        -         -    (27 467)
Share-based payments              -        -         -      2 243
Share options exercised     617 260       31     1 838          -
Shares vested#              103 910        6     1 429     (1 429)
Capital raising           8 125 000      406   109 281          -
Costs associated with
capital raising                   -        -    (6 308)         -
Balance - 31 Dec 2005    68 072 864    3 404   208 582    (41 000)

Net income                        -        -         -          -
Movement on cash
flow hedges -
Transfer to income
statement                         -        -         -     17 256
Fair value movement
on financial instruments          -        -         -    (36 603)
Total recognised
income/(loss)                     -        -         -    (19 347)
Share-based payments              -        -         -      2 369
Share options exercised     633 867       34     3 619          -
Exercise of options
previously expensed under
IFRS2                             -        -       650       (650)
Shares vested#               56 830        2       802       (802)
Balance - 31 Dec 2006    68 763 561    3 440   213 653    (59 430)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)
                                       Total
                                    attribu-
                           Accum       table
                          ulated   to equity  Minority      Total
                         profits       Share  interest     equity
                          US$000     holders    US$000     US$000
Balance - 31 Dec 2004
(as previously reported) 100 213     191 169      (954)   190 215
Change in accounting
policy                   (14 884)+   (14 884)+       -    (14 884)+
Balance - 31 Dec 2004     85 329+    176 285+     (954)   175 331+
Net income                45 507+     45 507+    2 349     47 856+
Movement on cash flow
hedges -
Transfer to income
statement                      -         (45)        -        (45)
Fair value movement
on financial instruments       -     (27 422)        -    (27 422)
Total recognised
income/(loss)             45 507+     18 040     2 349     20 389
Share-based payments           -       2 243         -      2 243
Share options exercised        -       1 869         -      1 869
Shares vested#                 -           6         -          6
Capital raising                -     109 687         -    109 687
Costs associated with
capital raising                -      (6 308)        -     (6 308)
Balance - 31 Dec 2005    130 836+    301 822+    1 395    303 217+
Net income                47 564      47 564     3 312     50 876
Movement on cash flow
hedges -
Transfer to income
statement                      -      17 256         -     17 256
Fair value movement
on financial instruments       -     (36 603)        -    (36 603)
Total recognised
income/(loss)             47 564      28 217     3 312     31 529
Share-based payments           -       2 369        -       2 369
Share options exercised        -       3 653        -       3 653
Exercise of options
previously expensed
under IFRS2                    -           -        -           -
Shares vested#                 -           2        -           2
Balance - 31 Dec 2006    178 400     336 063    4 707     340 770

# Restricted shares were issued to directors as remuneration. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

NON-GAAP MEASURES
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold
Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant, and royalties. Under the company's revised accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute.

In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold
Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However,
Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contacts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

The following table reconciles total cash costs, profit from mining activity and profit from operations as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:
                                                          Quarter
                                Quarter     Quarter         ended
                                  ended       ended        31 Dec
                                 31 Dec     30 Sept          2005
US$000                             2006        2006   (Restated)+
Gold sales on spot               73 777      67 205        60 553
Loss on matured hedges           (4 920)     (4 027)            -
Gold sales                       68 857      63 178        60 553
Mine production costs            29 067      29 673        26 822
Movement in production
inventory and ore stockpiles       (852)     (3 528)       (3 882)+
Transfer from deferred stripping      -           -             -+
Transport and refinery costs        253         179           162
Royalties                         4 428       4 101         3 994
General and administration
expenses                          5 229       2 079         2 724
Total cash costs                 38 125      32 504        29 820+
Profit from mining activity      30 732      30 674        30 733+

(cont'd)
                                                        12 months
                                          12 months         ended
                                              ended        31 Dec
                                             31 Dec          2005
US$000                                         2006   (Restated)+
Gold sales on spot                          274 907       151 502
Loss on matured hedges                      (12 190)            -
Gold sales                                  262 717       151 502
Mine production costs                       115 217        66 612
Movement in production inventory
and ore stockpiles                          (13 373)      (18 744)+
Transfer from deferred stripping                  -             -+
Transport and refinery costs                    711           360
Royalties                                    16 979        10 273
General and administration expenses          13 006         7 438
Total cash costs                            132 540        65 939+
Profit from mining activity                 130 177        85 563+

+ Restated due to change in accounting policy relating to deferred stripping.
See note on accounting policies.

ACCOUNTING POLICIES
The financial information in this report has been prepared in accordance with the group's accounting policies, which comply with IFRS and are consistent with the prior period, except as noted below.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

The directors have changed the group's accounting policy on deferred stripping costs, under both IFRS and US GAAP in the current period. Previously, costs of production stage waste stripping in excess of the expected pit life average stripping ratio were deferred and then charged to production when the actual stripping ratio was below the expected pit life average stripping ratio. Under the revised accounting policy, all stripping costs incurred during the production phase of a mine are treated as variable production costs and as a result are included in the cost of the inventory produced during the period that the stripping costs are incurred.

Under US GAAP, EITF 04-06 'Accounting for Stripping Costs Incurred during
Production in the Mining Industry' is effective for reporting periods beginning after 15 December 2005. The consensus does not permit the deferral of any waste stripping costs during the production phase of a mine, but requires instead that they should be treated as variable production costs. The directors have decided to adopt the same treatment under IFRS which will ensure that the accounting policies applied under IFRS and US GAAP remain in line. With regard to the conclusions reached by the EITF, the directors believe the revised policy will mean that the financial statements provide reliable and more relevant information about the group's financial position and its financial performance.
In accordance with the requirements of IAS 8 "Accounting Policies, Changes in
Accounting Estimates and Errors", the change in the IFRS policy has been applied retrospectively and hence the 2005 comparatives have been restated.

IFRIC Interpretation 4 "Determining whether an arrangement contains a lease" was adopted during the year. This resulted in certain contracts being classified as operating leases.

The change in the IFRS accounting policy has resulted in the following adjustments to the amounts reported under IFRS:

                                       31 Dec   30 Sept   31 Dec
US$000                                   2006      2006     2005
Decrease in deferred stripping costs    2 115         -    3 687
Decrease in ore stockpiles              6 324     9 150    8 342
Decrease/(increase) in gold in process     36       (11)      51
Decrease in deferred taxation liability 1 227         -    1 227
(Decrease)/Increase in deferred
taxation asset                          2 966       311    2 938
Decrease in opening retained earnings   7 915    14 584   14 884

                   Quarter   Quarter   Quarter     Year     Year
                     ended     ended     ended    ended    ended
                    31 Dec   30 Sept    31 Dec   31 Dec   31 Dec
US$000                2006      2006      2005     2006     2005
(Decrease)/increase
in net profit         (126)      580     4 583    3 633    6 969
Increase/(decrease)
in basic earnings per
share (cents per
share)                   -         1         7        6       12
Increase in fully
diluted earnings
per share (cents
per share)               -         1         7        6       11

FORWARD COMMODITY CONTRACTS

The group's hedging position which all relates to the Loulo project financing, was as follows at 31 December 2006:

                               Forward sales       Forward sales
Maturity date                         Ounces      average US$/oz
Year ended 2007                      132 583                 438
Year ended 2008                       80 496                 431
Year ended 2009                       84 996                 437
Total                                298 075                 436

The remaining portion of the hedge book represents approximately 33% of planned production at Loulo for the period that the project finance is in place and 20%
of the group's attributable production. In the current gold price environment, it is the company's intention to roll out to 2010 some of the 2007 forward sales contracts to provide some protection during the Loulo underground capital programme.

Morila's production is completely exposed to spot gold prices.

During the quarter, the company delivered into 27 158/oz of its hedge book at an average price of US$434/oz and rolled longer-dated 10 580 ounces.

PROSPECTS
Life of mine scheduling at Morila anticipates production for 2007 to be approximately 500 000 ounces. Morila continues to be a significant cash generator with no debt and no hedging.

Loulo's 2007 production is scheduled to exceed 250 000 ounces. The underground development at Yalea is underway and should access first ore towards the end of
2007 with full production due in 2009. Yalea is the first of the two Loulo underground mines, and is currently a bigger ore body with higher grades than the Gara deposit. The underground mines are expected to not only add life to
Loulo but to increase levels of annual production to in excess of 400 000 ounces in 2011.

Total cash costs for the group are estimated to increase year on year between
10% and 15% depending on diesel price assumptions and gold price which impacts on Mali Government royalties paid.

The final feasibility study has commenced at Tongon. This will take some 24 months and cost around US$10 million.

In the coming year, the group plans to spend similar amounts to 2006 on its investment in exploration and corporate.

The company plans to retain its focus on organic growth through discovery and development of world class orebodies. It will also continue to monitor the market for value creating and or strategic M&A opportunities.

D M Bristow                                  R A Williams
Chief Executive                        Financial Director

5 February 2007

--------------------------------------------------------------------------------

RANDGOLD RESOURCES UPDATES
--------------------------

GARA EXTENDS LOULO'S LIFE TO 2024

The redesign of the proposed Gara underground mine, based on a resource increase of 800 000 ounces produced by deep-drilling exploration, has lifted the Loulo complex firmly into the world-class category.

Gara, which now has an underground ore reserve of 1.38 million ounces, is scheduled to produce at 100 000 tonnes per month, with development due to start at the beginning of 2009. This has extended Loulo's reserve life to 2024 and is estimated to build production from the current 250 000 ounces per year to more than 350 000 ounces per year for the seven-year period 2009 - 2015, peaking above 400 000 ounces in 2011 and 2012.

"Loulo has come a very long way since we started developing it," says Adrian
Reynolds, general manager - exploration and evaluation. "It was initially based on two open pits, Yalea and Gara (then called Loulo 0) and had a mine life of just over five years on an ore reserve of 11.7 million tonnes at a grade of
3.77g/t for a total gold content of 1.4 million ounces. But we could see enormous potential in the strike extensions of the known orebodies and also in the depth extensions under the open pits. While deep drilling is slow and expensive, we were confident in the continuity of Loulo's gold mineralisation at depth, analogous to that of the 100-year Obuasi underground mine in Ghana."

The results of the deep drilling have more than justified this confidence, increasing the Loulo resource base to more than 10 million ounces and identifying two underground mines to complement the open-pit operations. The first of these is Yalea, scheduled to produce at 80 000 tonnes per month, and
Gara will be the second.

Development at Yalea is already well underway, with the first blast in hard rock in December last year marking the start of the decline.

Thinus Strydom, the manager of underground mining at Loulo, notes that Randgold
Resources is in effect building West Africa's first modern mechanised underground gold mine at Yalea.

"Installing an underground conveyor belt system is a significant innovation which will enable us to achieve higher production rates. We are also introducing a number of other advanced techniques such as Reverse Avoca stoping, backfill for support and forced ventilation," Strydom says.

"While Mali is known for very successful open-pit operations, its underground experience is limited to the small-scale Kalana mine. The systems and technologies which we shall be employing at Loulo will build up the underground mining expertise in Mali to the point where it can challenge Ghana as the mining capital of West Africa."

RANDGOLD RESOURCES' STRATEGY: THE COMPASS THAT GUIDES ITS GROWTH

Randgold Resources' continued success, reflected again in its results for 2006, are attributable to the fact that the business is managed for the long-term and not with one eye on the next quarter and the other on the whims of the market, says chief executive Mark Bristow.

"Our central strategy is a straightforward one: to grow organically through discovery and development, because that is inarguably the best way to create value," he says. "Of course, nowadays exploration is back in vogue and the virtues of finding deposits rather than buying them are praised throughout the industry. The difference is that we've always believed this and we put our money where our mouth was. The substantial investment we made in exploration in the lean years, when the industry was generally cutting back, is paying off handsomely for us now, and it will continue to do so for the foreseeable future."

The commitment to organic growth is not a blinkered one, however, and the company watches the market closely for corporate growth opportunities. But, says
Bristow, while Randgold Resources' management has carefully evaluated many of these, it has yet to find one that is truly value creating. The flurry of mergers and acquisitions that has characterised the industry in recent years, he notes, has consolidated but not grown it.

Under the umbrella of its central strategy, Randgold Resources' has sub-strategies for each aspect of the business. There is an overall exploration strategy, for example, supported by a series of regional strategies. The company's constantly replenished prospect pipeline attests to their efficacy.
Corporate finance and marketing are other areas where a grand design is diligently pursued. Success in these fields is demonstrated by the effectiveness with which the company has funded and managed its major project developments, as well as by the quality of its share register and the breadth of its shareholder base.

All these strategies are regularly and rigorously tested. A strategy should only be adjusted if there is a compelling reason to do so, however - and for more than 10 years, says Bristow, Randgold Resources' philosophy of organic growth has served it very well.

EXPLORATION:  MAKING YOUR OWN LUCK

What does it take to find a world-class gold deposit? Science only gets you so far, says Randgold Resources exploration manager Paul Harbidge, and after that it becomes a question of experience, intuition and creative thinking.

"Exploration is both a science and an art," explains Harbidge. "We use painstakingly constructed regional models to find structural and geological settings that could host major deposits, but even with a high level of technological expertise and thorough evaluation it's still a bit like hunting for a needle in a haystack. It takes a sound exploration strategy and talented people to find those rare and elusive deposits."

Harbidge notes that Randgold Resources' exploration team boasts highly accomplished geologists who already have two world-class discoveries - Morila and Yalea - to their credit. However, team members also have a wide range of other qualifications, such as MBAs, which makes for a well-balanced skills base, as well as giving the team a broad perspective and strong dash of commercial acumen.

"Our exploration is strategically driven and constantly tested, and although we have budgets for each country, the regional teams still have to compete for drilling dollars to ensure that the best targets get priority," he says.

"You never can tell when you're going to make the next big discovery, but when you combine hard work, quality skills and experience with tenacity and the ability to recognise potential, you make your own luck."

Following another busy exploration year, in which it expanded its presence in
West and East Africa's most prospective gold belts, Randgold Resources currently has 128 targets on holdings of 20 414km(2) in six countries. In addition, it has recently established a generative team to assess the African countries in which the company does not already have a presence with a view to identifying opportunities there.

COMPLIANCE IN A COMPLEX MULTI-JURISDICTIONAL ENVIRONMENT

When Randgold Resources was incorporated in 1995, the board made a strategic decision to source the company's capital from first-world markets and consequently listed it on the main board of the London Stock Exchange in 1997.
This meant that the fledgling company had to meet stringent accounting and corporate governance standards from the outset.

In order to improve the liquidity of its stock, the company also listed on
Nasdaq in 2002 after meeting the rigorous requirements of the US Securities and
Exchange Commission. The fact that it has since also adhered to US reporting and accounting standards has encouraged North American investors, and some 75% of its share capital is now traded on Nasdaq.

"While the corporate governance climate has been substantially codified in recent years, the company has always sought to go beyond the letter of the law in meeting the highest standards in its relations with our investors. We remain committed to providing shareholders with accurate and timeous information to enable them to best evaluate their investment and the company's performance,"
says group finance director Roger Williams.

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REGISTERED OFFICE:
La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

REGISTRARS:
Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance
House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

TRANSFER AGENTS:
Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court,
14 Finsbury Square, London EC2A 1BR

INVESTOR AND MEDIA RELATIONS:

For further information contact Kathy du Plessis on Tel +27 (11) 728-4701,
Mobile +27 83 266 5847, Fax +27 (11) 728-2547 E-MAIL:
randgoldresources@dpapr.com
---------------------------

www.randgoldresources.com
-------------------------

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the 'SEC') on 29 June
2006. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the 'SEC' permits companies, in their filings with the 'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the
'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.